[redacted]

09057610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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AB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 South Jones Boulevard, Suite 130
(No. and Street)

Las Vegas	NV	89146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jirovec 702-220-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

1850 North Central Avenue, Suite 400	Phoenix	AZ	85004
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Jirovec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
KATHY BARSOTTI
No: 08-8482-1
My Appointment Expires Nov. 5, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

We have audited the accompanying statements of financial condition of **CJK Securities, Inc.** as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CJK Securities, Inc.** as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP
Phoenix, Arizona
February 12, 2009

1850 N. Central Ave., Ste. 400 ▮ Phoenix, AZ 85004-4527 ▮ Phone 602.264.5844 ▮ Fax 602.277.4845 ▮ EOE

CJK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash	$ 10,194	$ 9,960
Accounts receivable	4,000	-
	$ 14,194	$ 9,960
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 100	$ 100
Additional paid-in capital	39,023	39,023
Retained deficit	(24,929)	(29,163)
Stockholders' equity	14,194	9,960
Total stockholders' equity	$ 14,194	$ 9,960

CJK SECURITIES, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Consulting fees	$ 275,275	$ 429,522
EXPENSES		
Salaries	149,982	208,615
Rent and insurance	25,464	25,948
Payroll taxes and processing fee	12,540	19,045
FINRA and other filing fees	11,157	13,542
Consulting fees	33,125	10,000
Office supplies and other	5,691	9,522
Telephone	8,930	9,085
Legal and professional fees	8,005	6,758
Computer and copier	3,170	6,144
Marketing	7,737	3,446
Travel	3,185	3,271
Printing	642	3,261
Dues, subscriptions and educational fees	677	2,219
Postage, overnight delivery	736	1,717
Total expenses	271,041	322,573
Net Income	$ 4,234	$ 106,949

CJK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2007	$ 100	$ 100	$ 39,023	$ (21,912)	$ 17,211
Add income from operations	-	-	-	106,949	106,949
Less distributions to shareholders	-	-	-	(114,200)	(114,200)
Balance, December 31, 2007	100	100	39,023	(29,163)	9,960
Add income from operations	-	-	-	4,234	4,234
Balance, December 31, 2008	$ 100	$ 100	$ 39,023	$ (24,929)	$ 14,194

CJK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Income from operations	$ 4,234	$ 106,949
Increase in receivables	(4,000)	-
Net cash provided by operating activities	234	106,949
Cash flows from financing activities:		
Distributions paid to stockholders	-	(114,200)
Net cash used in financing activities	-	(114,200)
Net change in cash	234	(7,251)
Cash at beginning of year	9,960	17,211
Cash at end of year	$ 10,194	$ 9,960

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 19, 2004 and commenced operations on February 4, 2005.

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects. The Company's policy is to limit its capital formation activities to private placements solely with institutional investors.

Cash

For purposes of the statement of cash flows, cash includes bank deposits. The Company maintains at a financial institution, cash which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account.

Revenue Recognition

The Company recognizes revenue and records the related receivable as earned and upon execution of an agreement.

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income.

In July 2006, Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, (FIN No. 48) was issued. Subsequent to its original issuance, the effective date of its implementation for nonpublic enterprises has been deferred, and is currently deferred for nonpublic entities until years beginning after December 15, 2008. The Company has elected to defer implementation of FIN No. 48, as allowable.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN No. 48.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(continued on next page)

NOTE 2 - NET CAPITAL REQUIREMENT

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2008 and 2007, the Corporation had net capital of $10,194 and $9,960, respectively, which is in excess of its required net capital of $5,000. The Corporation's aggregate indebtedness to net capital ratio was 0 to 1 in 2008 and 2007.

NOTE 3 - LEASE COMMITMENTS

The Company operates from 631 square feet of leased space in Phoenix, Arizona, and approximately 225 square feet of space in Las Vegas, Nevada. The space in Las Vegas is occupied on a month-by-month basis at a monthly cost of $575. The monthly lease cost in Phoenix is $2,086 through March 31, 2008, and then $1,367 through May 31, 2009, when the lease expires. Lease expense for the years ended December 31, 2008 and 2007 totaled $25,464 and $25,948, respectively. Future commitments are as follows at December 31, 2008:

2009	**$ 6,835**
	$ 6,835

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Stockholders' equity	$ 14,194	$ 9,960
Less unallowable accounts receivable	(4,000)	-
Net Capital	10,194	9,960
Minimum net capital required	5,000	5,000
Excess net capital over minimum required	$ 5,194	$ 4,960
Net capital - stockholders' equity	$ 10,194	$ 9,960
120% of minimum net capital required	6,000	6,000
Excess net capital over 120% of minimum required	$ 4,194	$ 3,960
Aggregate indebtedness - accounts payable	$ -	$ -
Aggregate indebtedness to net capital	0 to 1	0 to 1

There are no differences between the Net Capital and Aggregate Indebtedness calculated above and the originally filed part II of Form X-17A-5.

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE II
STATEMENT REGARDING RULE 15C3-3 OF THE SEC
AS OF DECEMBER 31, 2008 AND 2007

The Corporation is exempt from 15c3-3 pursuant to paragraph (K)(2)(ii).

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SEC
AS OF DECEMBER 31, 2008 AND 2007

A computation of reserve requirement is not applicable to CJK Securities, Inc., as the company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

CJK SECURITIES, INC.

SUPPLEMENTAL SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC
AS OF DECEMBER 31, 2008 AND 2007

Information relating to possession or control requirements is not applicable to CJK Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of **CJK Securities, Inc.** (the Corporation), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
February 12, 2009



CULTURE

The Foundation of Success

Caring for our external and internal clients with a passion to go the extra mile.

Respecting our peers and their individual contributions.

Conducting ourselves with the highest level of integrity at all times.

Trusting and supporting one another.

Being accountable for the overall success of the Firm, not just individual or office success.

Stretching ourselves to be innovative and creative, while managing the related risks.

Recognizing the importance of maintaining a balance between work and home life.

Promoting positive working relationships.

And, most of all, enjoying our jobs ... and having fun!

EideBailly℠

CPAs & BUSINESS ADVISORS

www.eidebailly.com

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CJK SECURITIES, INC.

CJK SECURITIES, INC.

Table of Contents

	Page
ANNUAL AUDITED REPORT, FORM X-17A-5, PART III	1 – 2
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 – 9
SUPPLEMENTAL SCHEDULES	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the SEC	10
Schedule II – Statement Regarding Rule 15c3-3 of the SEC	11
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC	12
Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC	13
INDEPENDENT AUDITOR'S REPORT	
Report on Internal Control Required by SEC Rule 17a-5	14 – 15